SO
3/13/03

19

03011667

U.S. SE[...] COMMISSION
WASHINGTON, D.C. 20549

AMENDED

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE NO.
8-44214

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CBIZ Mergers & Acquisitions Group, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One South Wacker Drive, 17th Floor
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 12 2003
WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Martin (312) 602-6717
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name -- if individual, state last, first, middle name)*

Peter Shannon and Company

2 Salt Creek Lane, Hinsdale, Illinois 60521
(ADDRESS) Number and Street City State Zip Code

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
*See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Patrick J. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Mergers & Acquisitions as of March 11, 19 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

OFFICIAL SEAL
TERESA A DUKE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10/18/05

Teresa A. Duke
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [ ] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIZ

**Century Capital Group**

Niederhoffer-Henkel
Vine Street Partners

March 11, 2003

Mr. Amos Williams, Jr.
Compliance Examiner
NASD Regulation, Inc.
District 8
55 West Monroe, 27th Floor
Chicago, Illinois 60603

Re: Firm CRD No. 29294

Dear Amos:

This letter will address the deficiencies as outlined in your February 26, 2003 letter.

I have attached a reconciliation of our Focus report and Audit for the year-end, 2002. The reconciliation shows a $20,000 difference between our Focus report and audited financials. This difference is due to a post-closing accrual that was done to reflect a 20% referral fee we owe for work performed (please see Note 6 of our audited financials).

I have attached a letter from Peter Shannon & Co. which discusses no material inadequacies (see Item #1).

It is our intention to be in full compliance with regards to our tax liability with the NASD. I am currently working with Russ Compton, Vice President – Tax, at our Corporate office to bring us into compliance.

Please give Pat Martin or me a call if you have any questions.

Sincerely,

Terry Duke

/td
Attachments

Cc: Thomas S. Karlson
CBIZ Mergers & Acquisitions Group, Inc.

SEC
Midwest Regional Office
500 West Madison Street, Suite 1400
Chicago, IL 60662-2511

SEC
Principal Office
450 5th Street, N.W.

## Net Capital Calculation
## December 2002

| | Focus | Audit |
|---|---|---|
| Ownership Equity | $ 2,861,886 | $ 2,861,886 |
| Less: | | |
| Non-Allowable | | |
| Non - Control Acct $ | $ - | $ - |
| Investments | $ (250,000) | $ (250,000) |
| A/R | (71,461) | (71,461) |
| Note Receivable | - | - |
| Intercompany | - | - |
| Prepaid Expense | (82,252) | (82,252) |
| Other Expenses | (3,300) | (3,300) |
| Net PPE | (147,094) | (147,094) |
| Long Term Assets | (110,306) | (110,306) |
| Total Non-Allowable | $ (664,413) | $ (664,413) |
| Aggregate Indebtedness | | |
| A/P | $ (30,455) | $ (30,455) |
| Intercompany | (263,349) | (263,349) |
| Accrued Expenses | (739,921) | (739,921) |
| Taxes Payable | - | - |
| Accrued Expenses | | **(20,000)** |
| Unearned Revenue | (65,931) | (65,931) |
| Total AI | $ (1,099,656) | **$(1,119,656)** |
| Net Capital Before Haircuts | $ 1,097,817 | **$ 1,077,817** |
| Less Haircuts: | | |
| 2% Money Market Haircut | $ (43,943) | $ (43,943) |
| Adjusted Net Capital | $ 1,053,874 | $ 1,033,874 |
| Minimum Net Capital Calculation: | | |
| 6 2/3% AI (or) | $ 73,310 | $ 74,643 |
| Minimum $ | $ 5,000 | $ 5,000 |
| Minimum Net Capital | $ 73,310 | $ 74,643 |
| Excess Net Capital | $ 980,564 | $ 959,231 |

2 SALT CREEK LANE
SUITE 110
HINSDALE, ILLINOIS 60521-2979

TELEPHONE: (630) 325-7500
FACSIMILE: (630) 325-7513
EMAIL: CPA@PETERSHANNONCO.COM

# PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC
ACCOUNTANTS

ILLINOIS SOCIETY OF
CERTIFIED PUBLIC
ACCOUNTANTS

January 8, 2003

Mr. Patrick Martin
CBIZ Mergers & Acquisitions Group, Inc.
One South Wacker Drive, 17th Floor
Chicago, IL 60606

Dear Mr. Martin:

Our firm has completed the audit of CBIZ Mergers & Acquisitions Group, Inc. for 2002. In addition, we have reviewed the following items.

1. **Internal Control**

   As part of our audit, we gained an understanding of the company's internal control structure and evaluated the system's ability to detect and correct material errors. No material inadequacies were found.

2. **15c3-3 Exemption**

   During the year for which the audit report was issued, the company did not place any securities or hold any securities for the benefit of customers. Therefore, you may claim exemption from SEC Rule 15c3-3 under the rule allowing a special account for the exclusive benefit of customers to be maintained.

3. **17a-5(e)(4)**

   In our opinion, the assessments in regards to Rule 17a-5(e)(4) Securities Investor Protection Corporation Membership were determined fairly in accordance with applicable instructions and forms.

4. **Net Capital**

   Your net capital as of December 31, 2002 was $1,033,873.

If you have any questions, call me.

Very truly yours,

**PETER SHANNON & CO.**

Steven S. Grant

Steven S. Grant

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE NO.
8-

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM / DD / YY) AND ENDING 12/31/02 (MM / DD / YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CBIZ Mergers & Acquisitions Group, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One South Wacker Drive, 17th Floor
(No. and Street)

SEC MAIL PROCESSING RECEIVED
MAR 12 2003
165

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Martin (312) 602-6717
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name -- if individual, state last, first, middle name)*

Peter Shannon and Company

2 Salt Creek Lane, Hinsdale, Illinois 60521
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
*See section 240.17a-5(e)(2).*

**Century Capital Group**
Niederhoffer-Henkel
Vine Street Partners

March 11, 2003

Mr. Amos Williams, Jr.
Compliance Examiner
NASD Regulation, Inc.
District 8
55 West Monroe, 27th Floor
Chicago, Illinois 60603

Re: Firm CRD No. 29294

Dear Amos:

This letter will address the deficiencies as outlined in your February 26, 2003 letter.

I have attached a reconciliation of our Focus report and Audit for the year-end, 2002. The reconciliation shows a $20,000 difference between our Focus report and audited financials. This difference is due to a post-closing accrual that was done to reflect a 20% referral fee we owe for work performed (please see Note 6 of our audited financials).

I have attached a letter from Peter Shannon & Co. which discusses no material inadequacies (see Item #1).

It is our intention to be in full compliance with regards to our tax liability with the NASD. I am currently working with Russ Compton, Vice President – Tax, at our Corporate office to bring us into compliance.

Please give Pat Martin or me a call if you have any questions.

Sincerely,

Terry Duke

/td
Attachments

Cc: Thomas S. Karlson
CBIZ Mergers & Acquisitions Group, Inc.

SEC
Midwest Regional Office
500 West Madison Street, Suite 1400
Chicago, IL 60662-2511

SEC
Principal Office
450 5th Street, N.W.

One South Wacker Drive, 17th Floor, Chicago, Il 60606

## Net Capital Calculation
## December 2002

| | Focus | Audit |
|---|---|---|
| Ownership Equity | $ 2,861,886 | $ 2,861,886 |
| Less: | | |
| Non-Allowable | | |
| Non - Control Acct $ | $ - | $ - |
| Investments | $ (250,000) | $ (250,000) |
| A/R | (71,461) | (71,461) |
| Note Receivable | - | - |
| Intercompany | - | - |
| Prepaid Expense | (82,252) | (82,252) |
| Other Expenses | (3,300) | (3,300) |
| Net PPE | (147,094) | (147,094) |
| Long Term Assets | (110,306) | (110,306) |
| Total Non-Allowable | $ (664,413) | $ (664,413) |
| Aggregate Indebtedness | | |
| A/P | $ (30,455) | $ (30,455) |
| Intercompany | (263,349) | (263,349) |
| Accrued Expenses | (739,921) | (739,921) |
| Taxes Payable | - | - |
| Accrued Expenses | | **(20,000)** |
| Unearned Revenue | (65,931) | (65,931) |
| Total AI | $ (1,099,656) | **$(1,119,656)** |
| Net Capital Before Haircuts | $ 1,097,817 | **$ 1,077,817** |
| Less Haircuts: | | |
| 2% Money Market Haircut | $ (43,943) | $ (43,943) |
| Adjusted Net Capital | $ 1,053,874 | $ 1,033,874 |
| Minimum Net Capital Calculation: | | |
| 6 2/3% AI (or) | $ 73,310 | $ 74,643 |
| Minimum $ | $ 5,000 | $ 5,000 |
| Minimum Net Capital | $ 73,310 | $ 74,643 |
| Excess Net Capital | $ 980,564 | $ 959,231 |

2 SALT CREEK LANE
SUITE 110
HINSDALE, ILLINOIS 60521-2979

TELEPHONE: (630) 325-7500
FACSIMILE: (630) 325-7513
EMAIL: CPA@PETERSHANNONCO.COM

# PETER SHANNON & CO.

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC
ACCOUNTANTS

ILLINOIS SOCIETY OF
CERTIFIED PUBLIC
ACCOUNTANTS

January 8, 2003

Mr. Patrick Martin
CBIZ Mergers & Acquisitions Group, Inc.
One South Wacker Drive, 17th Floor
Chicago, IL 60606

Dear Mr. Martin:

Our firm has completed the audit of CBIZ Mergers & Acquisitions Group, Inc. for 2002. In addition, we have reviewed the following items.

1. **Internal Control**

   As part of our audit, we gained an understanding of the company's internal control structure and evaluated the system's ability to detect and correct material errors. No material inadequacies were found.

2. **15c3-3 Exemption**

   During the year for which the audit report was issued, the company did not place any securities or hold any securities for the benefit of customers. Therefore, you may claim exemption from SEC Rule 15c3-3 under the rule allowing a special account for the exclusive benefit of customers to be maintained.

3. **17a-5(e)(4)**

   In our opinion, the assessments in regards to Rule 17a-5(e)(4) Securities Investor Protection Corporation Membership were determined fairly in accordance with applicable instructions and forms.

4. **Net Capital**

   Your net capital as of December 31, 2002 was $1,033,873.

If you have any questions, call me.

Very truly yours,

**PETER SHANNON & CO.**

Steven S. Grant

Steven S. Grant